UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

O’CHARLEY’S INC.

(Name of Subject Company)

O’CHARLEY’S INC.

(Name of Persons Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

670823103

(CUSIP Number of Class of Securities)

Colin M. Daly

General Counsel and Corporate Secretary

3038 Sidco Drive

Nashville, Tennessee 37204

(615) 782-6922

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of persons filing statement)

Copy to:

J. Page Davidson, Esq.

Scott W. Bell, Esq.

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

(615) 742-6253

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto is the following communication:

•	Communication regarding the O’Charley’s Inc. Deferred Compensation Plan distributed on February 7, 2012, by O’Charley’s Inc. to participants in the O’Charley’s Inc. Deferred Compensation Plan.

II-1

Subject:     O’Charley’s Inc. Deferred Compensation Plan (the “DC Plan”)

As you’re aware, the Board of Directors of O’Charley’s Inc. announced today that they have signed a merger agreement with Fidelity National Financial (FNF) to acquire O’Charley’s Inc. pursuant to a tender offer and subsequent merger. Unlike other benefit plans that were discussed in the FAQs, the DC Plan is impacted by the successful conclusion of the tender offer. Thus, pursuant to the terms of the DC Plan, this event may impact the status of your accounts and elections as follows:

-	Deductions will continue to be taken from your check and credited to your account. Since your deduction elections are irrevocable for the plan year you cannot elect to stop or change your deductions as a result of the announcement of the transaction.

-	Pursuant to the terms of the DC Plan, when the tender offer closes, your account balance will become fully vested.

-	On the 15th of the month following the closing of the tender offer your account will be valued and the full amount will be distributed to you in a lump sum.

-	The O’Charley’s Inc. payroll department will process your distribution for the amount due, less federal taxes at the supplemental rate and applicable state taxes.

You may view your Deferred Compensation Plan account balance by logging on to Merrill Lynch’s website at www.benefits.ml.com.

If you have any questions, please email askbobluz@ocharleys.com.

Important Additional Information

The tender offer for the outstanding common stock of the Company referred to in these materials has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell any securities. At the time the offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. These materials will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of record of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of these materials may also be obtained from the Company’s website at www.ocharleysinc.com by clicking on the “Investor Relations” tab; by directing a request to O’Charley’s Inc., 3038 Sidco Drive, Nashville, Tennessee 37204, Attn: Investor Relations; or by calling R. Jeffrey Williams, the Company’s Chief Financial Officer, at (615) 782-8982.

Forward Looking Statements

These materials may contain forward-looking statements relating to the potential acquisition of O’Charley’s Inc. by Fidelity National Financial, Inc. These statements are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of the Company’s shareholders will tender their stock in the offer; the possibility that competing offers will be made; the effects of disruptions from the transaction; the risk of shareholder litigation in connection with the transaction and any related significant costs of defense, indemnification and liability; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the Securities and Exchange Commission, including the annual report on Form 10-K for the fiscal year ended December 26, 2010 and quarterly and current reports on Form 10-Q and 8-K, as well as the solicitation/recommendation statement on Schedule 14D-9 to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date hereof. The Company undertakes no obligation to update the information provided herein.